UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
 ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number  000-22828

MILLICOM INTERNATIONAL CELLULAR S.A.
(Exact name of registrant as specified in its charter)

2, rue du Fort Bourbon L-1249 Luxembourg Grand Duchy of Luxembourg +352 27 759 101
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $1.50 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	□
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	□	Rule 12h-6(i)	□
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.       Exchange Act Reporting History.

A.       Millicom International Cellular S.A. (the “Company”) first incurred the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 10, 1993.

B.        The Company has filed or submitted all reports required under Exchange Act section 13(a) or 15(d) and corresponding Securities and Exchange Commission rules for the 12 months preceding the filing of this form.  The Company has filed at least one annual report under section 13(a) of the Exchange Act.

Item 2.       Recent United States Market Activity.

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, on March 3, 2005.

Item 3.       Foreign Listing and Primary Trading Market.

A.       The foreign jurisdictions that together constitute the primary trading market for the Company’s Common Stock, par value $1.50 per share (the “Common Stock”), are the Kingdom of Sweden and the United Kingdom.  In Sweden, the Company’s Common Stock is listed in the form of Swedish depositary receipts (“SDRs”) on the NASDAQ OMX Stockholm exchange and such SDRs are also traded off-exchange through a multilateral trading facility (“MTF”) based in Sweden and through over-the-counter trading in Sweden.  In the United Kingdom, the Common Stock is traded in the form of SDRs through MTFs.

B.        The Company’s Common Stock has been continually listed in the form of SDRs on the NASDAQ OMX Stockholm exchange, or its predecessor Stockholm Stock Exchange (Stockholmsbörsen) since March 30, 2004.  The Company has maintained a listing of its Common Stock in the form of SDRs on the NASDAQ OMX Stockholm exchange for at least the 12 months preceding the filing of this Form.

C.        The percentage of trading of the Company’s Common Stock that took place in, on or through the facilities of a securities market or markets in Sweden and the United Kingdom (on MTFs only) during the 12-month period starting on October 10, 2011 and ending on October 9, 2012 was 55.95%.  The trading market for the Company’s Common Stock in each of Sweden and the United Kingdom MTFs, 43.71% and 12.24%, respectively, is larger than the trading market for the Company’s Common Stock in the United States as of the same recent 12-month period.

Item 4.        Comparative Trading Volume Data.

A.        The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is October 10, 2011 and the last date of such period is October 9, 2012.

B.        The average daily trading volume (“ADTV”) of the Company’s Common Stock (including Common Stock in the form of SDRs) both in the United States and on a worldwide basis for the 12-month period described in Item 4.A is 19,963 and 402,656, respectively.

C.        For the 12-month period described in Item 4.A, the ADTV of the Company’s Common Stock in the United States as a percentage of the ADTV of the Company’s Common Stock (including Common Stock in the form of SDRs) on a worldwide basis is 4.96%.

D.        The Company’s Common Stock was delisted from the NASDAQ National Market on May 30, 2011.  More than 12 months has elapsed from the date of such delisting.  The ADTV of the Company’s Common Stock in the United States as a percentage of the ADTV of the Company’s Common Stock (including Common Stock in the form of SDRs) on a worldwide basis for the 12-month period starting on May 31, 2010 and ending on May 30, 2011 was 67.78%.

E.         Not applicable.

F.         The source of the trading volume information used for determining whether the Company meets the requirements of Rule 12h-6 is Bloomberg Professional and Fidessa Group plc.  Bloomberg Professional is the source of the U.S. trading volume information and Fidessa Group plc is the source of the worldwide trading volume information.

Item 5.        Alternative Record Holder Information.

 Not applicable.

Item 6.        Debt Securities.

 Not applicable.

Item 7.        Notice Requirement.

On October 12, 2012, the Company published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act.  This press release was circulated by all of the major financial news wire services in the United States.  A copy of the press release is attached hereto as Exhibit 1.

Item 8.        Prior Form 15 Filers.

 Not applicable.

PART II

Item 9.        Rule 12g3-2(b) Exemption.

The Company will continue to publish English language financial reports, financial statements, press releases and stockholder information, which will be available on its web site (www.millicom.com) in accordance with Rule 12g3-2(b) under the Exchange Act.

PART III

Item 10.      Exhibits.

Item

1.           Press release dated October 12, 2012.

Item 11.     Undertakings.

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)       The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)       Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)       It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Millicom International Cellular S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Millicom International Cellular S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

By:	/s/ François-Xavier Roger
	Name:	François-Xavier Roger
	Title:	Chief Financial Officer

Date: October 12, 2012

Item 1
PRESS RELEASE Stockholm, October 12, 2012

Millicom filing to terminate registration of its Common Stock and SEC reporting obligations

Stockholm, October 12, 2012 – Millicom International Cellular S.A. (“Millicom”) (Stockholmsbörsen: MIC) hereby announces that it intends to terminate the registration of its Common Stock, par value $1.50 per share, and its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission (the “SEC”).  For this purpose, Millicom intends to file with the SEC a certification under Form 15F today (October 12, 2012). Upon such filing, Millicom’s reporting obligations with the SEC will be suspended immediately.  The termination of Millicom’s registration and reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

Contacts

Chief Financial Officer
François-Xavier Roger	Tel: +352 27 759 327

Investor Relations
Justine Dimovic	Tel: +352 691 750 479

Visit our web site at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 270 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., and Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above.  Millicom does not intend to update these forward-looking statements.